

June 17, 2013

Via E-mail
Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re: Navios Maritime Acquisition Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No. 1-34104**

Dear Mr. Frangou:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3
Our international activities increase the compliance risks associated with economic and trade sanctions…, page 16

1. Please tell us about any contacts with Syria since your letters to us dated December 17, 2010 and January 4, 2011. We note a Rule 424(b)(3) prospectus filed on August 24, 2011 which states that your tankers have called on ports in Iran and Syria. As you know, Syria is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. We note also your disclosure about DOSCO and COSCO, and that COSCO Container Lines' website provides contact information for Syria. Your response should describe any products or

services you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities controlled by the government.

2. Please discuss the materiality of any contacts with Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

3. We note a 2012 news article reporting that your vessel Shinyo Kieran was scheduled to load Iranian crude from Iran's oil loading terminal on Kharg Island on May 10, 2012. Please describe this transaction to us, including the nature and extent of your dealings with the government of Iran or affiliates of the government of Iran. Your response should discuss the payment of any port or other fees.

4. We note your disclosure that DOSCO is your largest customer. We note also that, in addition to contacts with Syria, COSCO's website lists contact information for Iran. Finally, we note recent negative publicity and news articles reporting that COSCO and its affiliates ship Iranian crude. Please discuss for us the potential for reputational harm from your significant relationship with DOSCO and COSCO, as a result of their contacts with Syria and Iran.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd E. Mason, Esq.
       Thompson Hine LLP

       Max Webb
       Assistant Director
       Division of Corporation Finance